UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Lowe’s Companies Employee Stock Purchase Plan – Stock Options for Everyone

          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

Lowe’s Companies Employee Stock Purchase Plan – Stock Options for Everyone

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in Lowe’s Companies
Employee Stock Purchase Plan – Stock Options for Everyone

We have audited the accompanying statements of net assets available for benefits of Lowe’s Companies Employee Stock Purchase Plan – Stock Options for Everyone (the "Plan") as of May 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for each of the three years in the period ended May 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2011 and 2010, and the changes in net assets available for benefits for each of the three years in the period ended May 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
August 19, 2011

Lowe’s Companies Employee Stock Purchase Plan – Stock Options for Everyone
Statements of Net Assets Available For Benefits

	May 31, 2011	May 31, 2010
Assets
Receivable from Plan sponsor	$556,665	$776,048

Liabilities
Amounts due to Plan participants	556,665	776,048

Net assets available for benefits	$-	$-

See accompanying notes to financial statements.

Lowe’s Companies Employee Stock Purchase Plan – Stock Options for Everyone
Statements of Changes in Net Assets Available for Benefits

	Years ended on
	May 31, 2011	May 31, 2010	May 31, 2009
Additions
Employee contributions	$82,592,171	$81,990,642	$81,079,172

Deductions
Purchases of Lowe's Companies, Inc. common stock subsequently distributed to Plan participants (3,825,913, 3,889,700, and 4,421,763 shares)	(76,068,226)	(76,732,974)	(74,445,941)
Cash withdrawals	(5,967,280)	(4,481,620)	(6,297,997)
Amounts due to Plan participants	(556,665)	(776,048)	(335,234)

Total deductions	(82,592,171)	(81,990,642)	(81,079,172)

Net increase/(decrease)	-	-	-

Net assets available for benefits
Beginning of year	-	-	-
End of year	$-	$-	$-

See accompanying notes to financial statements.

Lowe’s Companies Employee Stock Purchase Plan – Stock Options for Everyone
Notes to Financial Statements

Note 1 – Plan Description and Summary of Significant Plan Provisions

Lowe's Companies, Inc. (the Company) adopted the Lowe’s Companies Employee Stock Purchase Plan-Stock Options for Everyone (the Plan) effective May 26, 2000.  At May 31, 2011, there were 8,876,578 shares available under the Plan.

The Plan is intended to assist the Company in recruiting and retaining individuals by enabling employees to participate in the future success of the Company and to associate their interests with those of the Company and its shareholders.  All full-time employees are eligible to participate in the Plan at their date of employment.  Part-time employees are eligible after twelve months of continuous employment.  There are two six-month offering periods each year.  The periods are June 1 through November 30, and December 1 through May 31.  Employees must be eligible on the first day of the offering period in order to participate in that particular offering period.  Participation in the Plan by eligible employees is voluntary.

Participants in the Plan are allowed to purchase stock at a discounted price through the use of payroll deductions only (no lump sum purchases are allowed). The Company makes no contributions to the Plan.  Payroll deductions in the amount of 1% to 20% of base pay or in fixed dollar amounts may be contributed to the Plan, provided that the contribution does not exceed the maximum amount of $10,625 for any offering period.  Payroll deductions will continue automatically until the participant elects to stop his or her deductions.  If the participant elects to stop payroll deductions during an offering period, all contributions are refunded.  Each Plan participant, at all times, is considered to be fully vested in the Plan and has a right to all cash amounts withheld from his or her paycheck.  Cash proceeds collected from participant payroll deductions are remitted directly to the Company’s operating cash account and are used for general corporate purposes.

The Plan allows for the purchase of stock at 85% of the fair market value of the share at the end of the offering period only.  Quoted market prices are used to value the shares.  Payroll deductions that have been accumulated during a particular offering period are used to purchase shares of the Company's common stock at the discounted price.  The Plan purchases only whole shares of the Company's common stock.  The receivable from Plan sponsor included in the Statement of Net Assets Available for Benefits represents residual amounts in participants’ accounts that are currently held in the Company’s operating cash account.  The amounts due to Plan participants included in the Statement of Net Assets Available for Benefits represent fractional share interests that are due to the Plan participants and will be refunded subsequent to the shares’ purchase, as well as refunds due to participants who have elected to withdraw from the plan that will be refunded subsequent to Plan year end.

E*TRADE is the Broker/Administrator of the Plan.  Shares are recorded as purchased on the trade date.  Once shares are purchased, they are distributed to each Plan participant's E*TRADE account.  At the end of each offering period, E*TRADE sends participants a confirmation of shares purchased and the purchase price for that offering period.  They also provide a statement of each participant’s account on a quarterly basis.

All costs to administer the Plan are paid by the Company.

Note 2 – Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.  The Plan year is June 1 to May 31.

Note 3 – Income Taxes

The Plan is an employee stock purchase plan that is intended to meet the requirements of Section 423 of the Internal Revenue Code of 1986, as amended.  Under Section 423, participants receive certain favorable tax benefits by purchasing and selling stock issued under the Plan.  Employees participating in the Plan receive a purchase price discount at the date of purchase but do not recognize taxable income until the shares are subsequently sold.  The Plan is not subject to federal income taxes, therefore no provision for income taxes is included in the financial statements.

Note 4 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to certain restrictions.  In the event of Plan termination, participants would be 100% vested in their accounts and any payroll withheld between offering periods would be refunded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lowe’s Companies Employee Stock Purchase Plan – Stock Options for Everyone

August 19, 2011	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Deloitte & Touche LLP